LAWRENCE VENICK Partner 10100 Santa Monica Blvd. Suite 2200 Los Angeles, CA 90067	Direct 852.3923.1188 Main 310.282.2000 Fax 310.282.2000 lvenick@loeb.com

July 29, 2022

Mr. Michael Davis
Divisions of Corporate Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Qilian International Holding Group Ltd. CIK 0001779578 Form 20-F/A1 for Fiscal Year Ended September 30, 2021 Filed June 30, 2022 File No. 001-39805

Dear Mr. Davis:

On behalf of our client, Qilian International Holding Group Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated July 18, 2022 (the “Staff’s Letter”) regarding the Company’s Form 20-F/A1 for Fiscal Year Ended September 30, 2021. Contemporaneously, a further amended Form 20-F for Fiscal Year Ended September 30, 2021 is being submitted publicly to accompany this response letter (the “Amended 20-F”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 1 to Form 20-F for Fiscal Year Ended September 30, 2021

Introduction, page 5

1.	We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. In future filings, please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

Response: We have revised relevant disclosures on page 5 of the Amended 20-F to make sure that definition of "China" or the "PRC" includes Hong Kong and Macau.

2.	We note your response to prior comment 2 and reissue in part. In future filings, please prominently disclose here and at the outset of Item 3 whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations, including the Accelerating Holding Foreign Companies Accountable Act, if enacted, will affect your company.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Mr. Michael Davis July 29, 2022 Page 2

Response: We have disclosed the required statements prominently on pages 11 and 12 (at the outset of Item 3), 17, 24 and 25 of the Amended 20-F.

Financial Information Related to the VIE, page 13

3.	Prior comment 9 requested separate line items for intercompany amounts, including intercompany balances, activities and cash flows on a gross basis. Please provide disclosure to clarify how you have presented service fees levied by the WFOE pursuant to the Exclusive Service Agreement. Tell us the nature of the $4.8 million in amounts due to the VIE from the Parent and WFOE as of September 30, 2021, describe the changes from the $6.4 million due from the WFOE as of September 30, 2020, and explain how these intercompany amounts originated.

Response: Pursuant to certain Exclusive Service Agreement, Chengdu Qilian Trading (the WFOE) provides management and consulting services to Chengdu Qilian Trading. Gansu QLS shall pay service fees to Chengdu Qilian Trading. The amount of service fees shall be 98.297% of net profits of Gansu QLS, with the percentage being the proportion of shares of Gansu QLS which are held by shareholders having signed the VIE agreements, among the total shares of Gansu QLS. Chengdu Qilian Trading didn’t request Gansu QLS to pay for the service fee since the effective of the Exclusive Service Agreement, however, Chengdu Qilian Trading has retained the right to request Gansu QLS for payment at its discretion. The service fees are presented as share of income from the VIE by the WFOE in the Selected Condensed Consolidating Statements of Operations Information and as Investment in the VIE in the Selected Condensed Consolidating Balance Sheets Information by substance.

WFOE is engaged of wholesale of products made by the VIE and its subsidiaries. The $6.4 million of amount due to the VIE and its subsidiaries from WFOE as of September 30, 2020 included $6.0 million from purchase made by WFOE from the VIE and its subsidiaries and $0.4 million of other payable originated from normal course of business. As of September 30, 2021, due to the VIE and its subsidiaries from the Parent and WFOE includes $4.2 million from WFOE and $0.6 million from Parent. As Parent doesn’t generate cash from operations, the VIE and its subsidiaries loaned cash to Parent to conduct its business. $4.2 million due from WFOE include $4.1 million from purchase made by WFOE from the VIE and its subsidiaries and $0.2 million of other payable.

We have added explanation notes under the Financial Information Related to the VIE under Item 3 to clarify the nature of amount due from the Parent/WFOE, amount due to the VIE and its subsidiaries, investment in the VIE, investment in subsidiary, income from VIE and share of income of subsidiary.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick
Partner